POLYMER GROUP, INC.
9335 Harris Corners Parkway, Suite 300
Charlotte, North Carolina 28269

October 31, 2007

VIA OVERNIGHT MAIL AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:	Mr. H. Christopher Owings
Mr Scott M. Anderegg

Re:	Polymer Group, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 25, 2007
File No. 333-145138

Dear Mr. Owings and Mr. Anderegg:

This letter is submitted in response to the comment letter dated October 11, 2007 from Mr. Owings with respect to Polymer Group, Inc.’s Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”).  The comments set forth in your letter have been included in bold typeface for your reference and our responses are presented below each comment.

Please note that simultaneous with submission of this letter to you via EDGAR, we are also filing Amendment No. 2 to the Registration Statement via EDGAR with the Commission.  In addition, accompanying an overnight copy of this letter is a marked copy of Amendment No. 2 to the Registration Statement reflecting the changes detailed below in response to your comments.  Please note that any page references used in our responses below refer to pages in Amendment No. 2 to the Registration Statement.

Securities and Exchange Commission

October 31, 2007

Front Cover of Prospectus

1.                                      We note your response to comment 1 on our letter dated August 30, 2007.  While we agree that the number of shares is not required in the “Calculation of Registration Fee” table, we continue to believe that Item 501(b)(2) of Regulation S-K requires that you disclose the amount of securities being offered by you and the amount offered by the selling stockholders.  Rule 405 of Regulation C of the Securities Act defines amount as “the principal amount if relating to evidences of indebtedness, the number of shares if relating to shares, and the number of units if relating to any other kind of security.”  Please revise.

As requested, we have revised the disclosure on the cover page of the prospectus and throughout the prospectus to disclose an estimate of the number of shares being registered under the Registration Statement based upon the current reported sale price of the Company’s Class A Common Stock.

Use of Proceeds, page 3

2.                                      We note you intend to use some of the proceeds for the retirement of debt.  Please state the interest rate and the maturity of the debt.  Also, if the debt was incurred within the past year, describe the use of proceeds of the debt.  See Instruction 4 to Item 504 of Regulation S-K.

As requested, we have revised the disclosure on page 3 to provide the interest rate and maturity of the debt we currently intend to repay using the net proceeds of an offering, if any.  We also supplementally confirm that the debt was not incurred within the past year.

Selling Stockholders, page 7

3.                                      Please revise the 2nd paragraph to indicate the number of shares represented by each of the transactions discussed.  As an example, stating “certain shares” is only informative to persons familiar with the transaction.

As requested, we have revised the disclosure on page 7 to indicate the number of shares represented by each of the transactions discussed.

4.                                      In accordance with Item 507 of Regulation S-K, please provide for each selling shareholder its, his or her percentage of ownership after completion of the offering.

As requested, we have revised the disclosure on page 8 to provide for each selling shareholder an estimate of its, his or her percentage of ownership after completion of an offering.

*              *              *

Securities and Exchange Commission

October 31, 2007

We greatly appreciate your assistance and cooperation with this filing.  If possible, we would like the Registration Statement to be declared effective by the staff of the Commission by Friday of this week.  Accordingly, we would appreciate your prompt attention if you need any additional information to complete your review of the Registration Statement.

If you have any questions, please feel free to contact me at (704) 697—5179 or Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 at your earliest convenience.

Sincerely,

/s/ Daniel L. Rikard
Daniel L. Rikard
Vice President and General Counsel

cc:	Willis C. Moore, III
H. Kurt von Moltke, Esq. (Kirkland & Ellis LLP)
Christian O. Nagler, Esq. (Kirkland & Ellis LLP)